11023067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 39th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Shea — (917) 332-5789
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2011
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian J. Murphy , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investcorp, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer

Title

Notary Public

MERIME DURAKOVIC
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01DU6083816
COMM. EXP. 03/06/2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietorss Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Registered Accountants' Report

To the Board of Directors and Member of
N.A. Investcorp LLC

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

August 26, 2011

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2011	
Assets	
Cash and cash equivalents	$ 6,322,198
Due from affiliate	13,756,868
Prepaid expenses	11,000
Total Assets	**$20,090,066**
Liabilities and Member's Equity	
Liabilities:	
Accrued liabilities	$ 51,293
Total Liabilities	51,293
Member's Equity	20,038,773
Total Liabilities and Member's Equity	**$20,090,066**

See accompanying notes to statement of financial condition.

1. Organization

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company operates pursuant to the exemption in SEC Rule 15c3-3 (k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business, as cash and cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Income Taxes

As a limited liability company, the Company is not subject to state or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the financial statement.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition. Actual results may differ from these estimates.

3. Related Party Transactions

Due From Affiliate

As of June 30, 2011, the Company has cash deposited at Investcorp Bank B.S.C. ("BSC"), the ultimate holding company, in the amount of $13,756,868. The cash may be withdrawn on demand.

Management and Expense Sharing and Guaranty Agreement

The Company entered into a management and expense sharing and guaranty agreement (the "Agreement") with the Parent and Investcorp S.A., an affiliate, on December 20, 2004, as amended, which provides that (1) the Parent assumes and is legally obligated to pay certain operating expenses on behalf of the Company and provides certain administrative services to the Company; (2) the Company assumes and is legally obligated to pay and reflect in its financial statements certain expenses as defined in the Agreement; and (3) the costs associated with the expenses paid for and services provided to the Company by the Parent are absorbed by the Parent. The Company has no obligation to any party for these costs.

At June 30, 2011, there were no balances due to affiliate.

Marketing Agreement

The Company entered into a marketing agreement with BSC on July 1, 2005, (amended on January 1, 2008), whereby the Company provides marketing services to BSC with respect to share and other interests in funds managed by BSC and other affiliates. The Company is entitled to marketing fees as defined in the agreement. Substantially all of the Company's revenues are provided by BSC.

4. Regulatory Net Capital Requirements

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2011, the Company had regulatory net capital of $6,270,905 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.82 to 1 at June 30, 2011.

5. Subsequent Events

The Company has evaluated all subsequent events through August 26, 2011, which is the date the statement of financial condition was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Member of
N.A. Investcorp LLC

In planning and performing our audit of the financial statements and supplemental schedules of N.A. Investcorp LLC (the "Company") as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

New York, New York

August 26, 2011